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                              March 2, 2023

       Michael Bourque
       Chief Financial Officer
       Chase Corp.
       375 University Avenue
       Westwood, Massachusetts 02090

                                                        Re: Chase Corp.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2022
                                                            Filed November 10,
2022
                                                            File No. 001-09852

       Dear Michael Bourque:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 22

   1. You disclose here, and in your quarterly filing, that you are experiencing inflationary cost increases on raw
materials. In future filings, please quantify and disclose the impact of the inflationary pressures
you are experiencing on cost of products sold and gross margin and disclose and discuss
actions planned or taken, if any, to mitigate inflationary pressures. In addition, in future
annual and quarterly filings, please separately quantify and discuss the impact that changes in
prices, changes in volumes, and acquisitions had on revenue during each period presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Bourque
Chase Corp.
March 2, 2023
Page 2

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameMichael Bourque                    Sincerely,
Comapany NameChase Corp.
                                                     Division of Corporation
Finance
March 2, 2023 Page 2                                 Office of Manufacturing
FirstName LastName